Mangrove Partners

645 Madison Avenue
14th Floor
New York, NY 10022
http://www.mangrovepartners.com

March 29, 2016

This Brochure provides information about the qualifications and business practices of Mangrove Partners ("Mangrove" or the "Firm"). Mangrove is an investment adviser registered with the Securities and Exchange Commission (the "SEC"). The information in this brochure has not been approved or verified by the SEC or by any state securities authority. Registration of an investment adviser does not imply any level of skill or training. The oral and written communications of an adviser provide you with information with which you can determine whether you wish to hire or retain such adviser.

This document is not an advertisement, an offer to sell or the solicitation of an offer to purchase interests in any fund managed by Mangrove. Offers to invest in any such interests or accounts may be made only pursuant to appropriate offering documents. Investors must be qualified and approved prior to investing.

If you have any questions about the contents of this Brochure, please contact us at (212) 897-9535 or compliance@MangrovePartners.com.

Additional information about Mangrove is available on the SEC's website at www.adviserinfo.sec.gov.

Item 2: Material Changes

Since our last Brochure dated March 27, 2015, we have made certain updates to the information contained in the Brochure. The following summary is a list of only those changes that we deem as material in nature.

Assets under management (AUM) information has been updated to reflect values as of January 1, 2016.

Item 3: Table of Contents

Item 4: Advisory Business

Mangrove Partners, a Cayman Islands exempted company established in 2010, provides investment management services on a discretionary basis to the Funds (defined below) which are privately offered pooled investment vehicles intended for sophisticated individual and institutional investors. (Mangrove Partners is referred to as "Mangrove" or the "Firm" in this Brochure and references to "us", "we" and "our" also refer to Mangrove.)

Mangrove is the investment manager for The Mangrove Partners Fund, L.P., a Delaware limited partnership (the "US Feeder"), The Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (the "Cayman Feeder"), and The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the "Cayman Master. (Each of the foregoing funds is referred to individually as a "Fund" and collectively as the "Funds". "Investor" refers to any investor in any of the Funds.)

An affiliate of Mangrove, Mangrove Capital, a Cayman Islands exempted company ("Mangrove Capital"), serves as the general partner of the US Feeder. The US Feeder and the Cayman Feeder are constituents of a "master-feeder" structure for which the Cayman Master serves as the master fund. Each of the Funds is exempt from the registration requirements of the Investment Company Act of 1940 (the "Investment Company Act").

The Funds' shared investment objective is to organically compound their net worth while minimizing the chances of a permanent loss of capital. Mangrove's investment strategy concentrates on an identified subset of systematically underfollowed investments and inefficient markets. Our goal is to generate positive returns from both long and short investments as opposed to employing a relative value or market hedging strategy. Our investment process involves in-depth analysis and valuation work at the company level while being cognizant of underlying industry dynamics. Our deep value discipline in combination with our focus on underfollowed securities gives us our edge.

Mangrove neither tailors its advisory services to the individual needs of investors in the Funds ("Investors"), nor accepts investor-imposed investment restrictions.

For further details on the Mangrove's investment strategy, please see Item 7 ("Types of Clients") and Item 8 ("Methods of Analysis, Investment Strategies and Risk of Loss") below.

The principal owner of Mangrove is Nathaniel August.

As of January 1, 2016, Mangrove manages approximately $473,418,580 of client assets, in net equity terms, on a discretionary basis. Mangrove does not currently manage any client assets on a non-discretionary basis.

Item 5: Fees and Compensation

Management Fees

Mangrove receives fees for its advisory services based on a percentage (generally, approximately 2% annually) of assets under management. In general, Mangrove deducts fees from Fund assets. Management fees are payable monthly in advance and are calculated by a third party administrator. Management fees are prorated for any month during which Mangrove does not serve as investment manager for the entire month. Mangrove has discretion to waive, reduce or rebate management fees.

Performance-Based Compensation

Mangrove Capital is allocated 20% of the annual increase in the net worth of an Investor's interest in a Fund (the "Performance Allocation"). If, however, there is a decrease in the net worth of an Investor's interest in a Fund at the conclusion of a calendar year the Performance Allocation will be reduced to 10% until the net worth of the Investor's interest increases by an amount equal to twice the decrease.

Mangrove Capital structures Performance Allocation subject to Section 205(a)(1) of the Advisers Act in accordance with the available exemptions thereunder, including the exemption set forth in Rule 205-3. In measuring clients' profits for the calculation of Performance Allocation, Mangrove Capital includes realized and unrealized gains and losses.

Mangrove Partners

For the Cayman Feeder, the Performance Allocation is allocated at the end of each calendar year to a separate series of Cayman Master shares issued by the Cayman Master to Mangrove Capital. At the U.S. Feeder, the Performance Allocation is allocated at the end of each calendar year to Mangrove Capital, as an investor in the U.S. Feeder. Mangrove Capital reserves the right (i) to receive such compensation in any form or manner, including from the Cayman Master, U.S. Feeder and/or Cayman Feeder, so long as such change does not negatively and adversely affect any investor and (ii) to waive, reduce or rebate the Performance Allocation or to pay or reallocate a portion of the Performance Allocation to certain Investors and/or other third parties.

Other Fees and Expenses

Each Fund bears, or reimburses Mangrove and its affiliates for, its organization, operating and investment expenses and, in the case of the US Feeder and the Cayman Feeder, their respective allocable share of the organization and operating expenses of the Cayman Master. Expenses and fees borne by the Funds include, among other things, (i) all operating and administrative fees and expenses of the Funds; (ii) all costs and expenses associated with the Funds' investment program; (iii) all costs and expenses related to the Funds' portfolio and trade management systems, risk management systems and other similar systems; (iv) all expenses related to the indemnification of any person; and (v) taxes, fees or other governmental charges levied against the Funds. Expenses and fees are allocated among the Funds in such manner as Mangrove and Mangrove Capital deem to be fair and reasonable.

Side Letters

Mangrove may from time to time enter into agreements with certain Fund investors that may provide for terms of investment that are more favorable than the terms described in the relevant Fund offering documents. Such terms may include the waiver, reduction or rebate of management fees, Fund expenses and/or performance-based allocations, the provision of additional information or reports or more favorable transfer rights. No such agreement will necessarily entitle any other Fund investor to the same terms of investment.

Item 12 describes the factors that Mangrove considers in selecting or recommending broker-dealers for transactions and determining the reasonableness of their compensation (*e.g.*, commissions).

No supervised person of Mangrove accepts compensation for the sale of securities or other investment products, including interests in or shares of the Funds.

Item 6: Performance-Based Fees and Side-By-Side Management

Please see Item 5 above for a description of the performance-based compensation allocated to Mangrove Capital. Because a Mangrove affiliate is allocated performance-based compensation from each of Mangrove's clients, Mangrove does not face the conflicts of interest that may arise when an investment adviser accepts performance-based fees from some clients but not from others.

Conflicts

Mangrove recognizes that these types of arrangements may create an incentive for Mangrove (i) to make investments on behalf of the Funds that are riskier or more speculative than would be the case in the absence of such an arrangements and (ii) to favor accounts for which the principals of Mangrove have greater personal capital investments. In order to address the second of these potential conflicts, Mangrove has developed and implemented the appropriate policies and procedures (*e.g.*, trade allocation) to ensure that all clients are treated fairly and equally.

Item 7: Types of Clients

Mangrove provides portfolio management services to private investment funds. A minimum initial investment of $1,000,000 is generally required to invest in any of our private funds, with additional capital contributions equal to at least $50,000. However, Mangrove has discretion to reduce the minimum initial or additional investment to not less than $100,000 for one or more investors (or prospective investors) as long as they qualify to invest based on all other suitability and regulatory requirements.

US persons must satisfy certain minimum income or asset standards in order to purchase an interest in a Fund.

Mangrove may decline to accept an investment even if the proposed investor satisfies such suitability and regulatory requirements.

Item 8: Methods of Analysis, Investment Strategies and Risk of Loss

The Funds' shared investment objective is to organically compound their net worth while minimizing the chances of a permanent loss of capital. Mangrove's investment strategy concentrates on an identified subset of systematically underfollowed investments and inefficient markets. Our goal is to generate positive returns from both long and short investments as opposed to employing a relative value or market hedging strategy. Our investment process involves in-depth analysis and valuation work at the company level while being cognizant of underlying industry dynamics. Our deep value discipline in combination with our focus on underfollowed securities gives us our edge.

We believe that the day to day movements of markets and the valuations of securities to be highly inefficient as a result of the emotions of the people participating in markets and trading securities. Markets tend to set a dear price for the comfort of investing in familiar businesses, popular industries, fast-growing companies, liquid securities, and steady streams of earnings, dividends, and/or coupons. Conversely, market participants often overlook and undervalue industries that are unfashionable, securities that are small, illiquid, or not covered by brokerage firms, investments where there exists complexity or uncertainty on the outcome of events, the debt (and occasionally equity) of firms subject to bankruptcy proceedings or risk, and companies that are in distress, experiencing setbacks, stagnating, or declining. We believe that investors often confuse investments that are characterized by having uncertain outcomes, complex analysis, or unpopular dynamics with investments that are unsafe to own or unattractive in risk.

In order to profit from these core beliefs, we build portfolios that concentrate on an identified subset of systematically underfollowed investments and inefficient markets. Our goal is to generate positive returns from both long and short investments as opposed to employing a relative value or market hedging strategy. Our investment process involves in-depth analysis and valuation work at the company level while being cognizant of underlying industry dynamics. Where and when we invest is driven by our deep value discipline in combination with our focus on underfollowed securities. Presiding over all of the investment and portfolio management decisions is a rigorous risk management discipline focused on taking intentional and defined risks at the position, industry, and portfolio level.

The Funds are likely to devote a portion of their capital to selling securities short. Mangrove believes that short selling, when practiced in a disciplined manner, has the ability to simultaneously generate attractive returns and reduce the Funds' market risk. The Funds will endeavor to sell short the securities of companies Mangrove believes are executing a flawed business or funding plan, capitalizing on a fad or engaging in fraud. The Funds will endeavor to be sensitive to the risks of engaging in short sales, including the unlimited potential for loss, the importance of maintaining borrow on securities sold short, and the historic (and likely future) broad upward price trend to securities markets. Accordingly, the Funds will employ risk controls, including limiting position sizes, actively trading shorted securities, and concentrating on limited duration short investments with anticipated catalysts.

Investments in securities of any kind involve risk of loss that investors should be prepared to bear. The Funds may make investments or engage in certain strategies that involve specific risks associated with those investments or strategies, including, but not limited to the following:

- Leverage. The Funds may employ leverage, which increases both the possibilities for profit and the risk of loss.

- Short Sales. The Funds may sell short. Selling short risks losing an amount greater than the proceeds received. Theoretically, securities or other financial instruments sold short are subject to unlimited risk of loss because there is no limit on the price that such security or other financial instrument may appreciate before the short position is closed. In addition, the supply of securities and other financial instruments that can be borrowed fluctuates from time to time. The Funds may be subject to losses if a lender demands return of the lent security or other financial instrument and an alternative lending source cannot be found or if the Funds are otherwise unable to borrow when necessary to cover their positions.

- Distressed Investing. The Funds may invest in equities or other securities of companies that are experiencing significant financial or business difficulties, including companies involved in debt restructurings, in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns, they typically involve a high degree of risk. Among the problems involved in investments in such issuers is the fact that it frequently may be difficult to obtain information as to the conditions of such issuers.

Mangrove Partners

- <u>Small and Medium Capitalization</u>. The Funds may invest in the securities of companies with small to medium sized market capitalizations. While Mangrove believes that such companies may provide significant potential for appreciation, such securities generally involve higher risk in some respect than the securities of larger capitalization companies.

- <u>Derivatives</u>. The Funds may invest in derivative instruments, or "derivatives," which include futures, options, puts, contracts for difference, swaps, structured securities and other instruments and contracts that are derived from, or the value of which is related to, one or more underlying securities, financial benchmarks, currencies, or indices. The value of a derivative depends largely upon price movements in the underlying asset. Therefore, many of the risks applicable to trading the underlying asset are also applicable to derivatives of such asset. However, there are a number of other risks associated with derivatives trading. For example, because many derivatives are "leveraged," and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement can not only result in the loss of the entire investment, but may also expose the Funds to the possibility of a loss exceeding the original amount invested. Derivatives may also expose investors to liquidity risk, as there may not be a liquid market within which to close or dispose of outstanding derivatives contracts, and to counterparty risk.

- <u>Real Estate</u>. The Funds may invest in real estate. Real estate investments generally will be subject to the risks incident to the ownership and operation of commercial real estate, including (i) risks associated with the domestic and international general economic climate; (ii) local real estate conditions; (iii) risks due to dependence on cash flow; (iv) risks and operating problems arising out of the absence of certain construction materials; (v) changes in supply of, or demand for, competing properties in an area (as a result, for instance, of overbuilding); (vi) the financial condition of tenants, buyers and sellers of property; (vii) changes in availability of debt financing; (viii) energy and supply shortages; (ix) changes in the tax, real estate, environmental and zoning laws and regulations; (x) various uninsured or uninsurable risks; (xi) natural disasters; and (xii) the ability of the Funds to manage the real properties.

- <u>Private Equity and Private Debt Securities</u>. The Funds may invest in private equity and private debt securities which involve an extraordinarily high degree of business and financial risk and can result in substantial or complete losses. Some portfolio companies in which the Funds invest may be operating at a loss or with substantial variations in operating results from period to period and may need substantial additional capital to support expansion or to achieve or maintain competitive positions.

- <u>Litigation & Regulatory Based Investments</u>. The Funds may invest in securities that depend upon favorable legal or regulatory rulings. There is no guarantee that any litigation will be successful, or that the issuer will obtain a favorable regulatory ruling.

- <u>Arbitrage Investments</u>. The Funds may engage in various types of arbitrage and relative value trading strategies. These strategies are based on the apparent presence of pricing inefficiencies and the expectation that these anomalies will revert to historical averages over time.

- <u>Concentration of Holdings</u>. While Mangrove intends to allocate the other Funds' equity among a number of investments, there are no fixed allotments. At any given time, the Funds' assets may become highly concentrated within a particular company, industry, asset category, trading style or financial or economic market. In that event, the Funds' portfolio will be more susceptible to fluctuations in value resulting from adverse economic conditions affecting the performance of that particular company, industry, asset category, trading style or financial or economic market, than a less concentrated portfolio would be. Therefore, although the Funds seek a diversified portfolio, there is a risk that one of the investments may have a disproportionate share of the Funds' assets and/or that the Funds' portfolio will be concentrated and more susceptible to adverse conditions, poor investment decisions or other factors which negatively affect the performance of the Fund. As a result, if the Funds' investment portfolio becomes concentrated, its aggregate return may be volatile and may be affected substantially by the performance of only one or a few holdings. Concentrated holdings may also subject the Funds to specific risks in the industries in which the investment operates.

- <u>Catalyst and Event Driven Investing</u>. The Funds may invest in securities of companies which it believes will likely engage in, or are potential candidates for, extraordinary events, including, but not limited to, mergers, liquidations, bankruptcies, restructurings or recapitalizations, spin-offs or carve-outs and tender offers. Such securities may have significant exposure to overall market movements.

- <u>Activist Strategy</u>. The Funds may effect shareholder activism strategies, which activism may not be successful and may result in significant costs and expenses. If Mangrove concludes the commitment of time, energy and capital is justified in light of the potential for reward, it may seek to be a catalyst to realize value from a targeted investment (a "Target") by taking an active role in effectuating corporate change either working alone or in conjunction with other investors. These activist techniques may include working with management of a Target or other more aggressive steps such as acquiring substantial publicly disclosed stakes in a Target, proposing a restructuring, recapitalization, sale, or other change in strategic direction, seeking potential acquirers, engaging in proxy contests, making tender offers, changing management and other related activities. In pursuit of an activist strategy, the Investment Manager may determine to use litigation as a course of action. The Funds may be parties to lawsuits initiated by third parties, including the Target, other shareholders, or governmental bodies. There can be no assurance that any litigation, once begun, will be resolved in favor of the Funds. As a result, the Funds may be exposed to the risk of monetary damages and other sanctions or remedies. In addition, as an activist investor, the Funds are subject from time to time (and especially in the context of a proxy contest) to formal or informal investigations or inquiries by the SEC and other governmental and self-regulatory organizations in connection with its activities. Litigation and regulatory investigations may require significant amounts of Mangrove's time and result in significant expenses to the Funds. The Funds may take controlling stakes in Targets. Activist investments may involve a number of risks, such as the risk of liability for environmental damage, product defect, failure to supervise management, violation of governmental regulations and other types of liability in which the limited liability characteristic of business operations may be ignored. In addition, in connection with the disposition of this investment, the Funds may make representations and warranties about such investment's business and financial affairs typical of those made in connection with the sale of any business, or may be responsible for the contents of disclosure documents under applicable securities law. The Funds may also be required to indemnify the purchasers of such investment or underwriters to the extent that any such representations and warranties or disclosure documents turn out to be incorrect, inaccurate or misleading. All of these risks or arrangements may create contingent or actual liabilities and materially affect the Funds and any investment in the Funds.

- Risk Arbitrage Investments. Risk arbitrage strategies attempt to exploit merger activity to capture (or sell short) the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction. Merger arbitrage investments often incur significant losses when anticipated merger or acquisition transactions are not consummated.

- Hedging Transactions. Mangrove may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts, both for investment purposes and for risk management purposes in order to: (i) protect against possible changes in the market value of the investment portfolios resulting from fluctuations in the securities markets and changes in interest rates, (ii) protect against the reduction of unrealized gains in the value of the investment portfolios, (iii) facilitate the sale of any such investments, (iv) enhance or preserve returns, spreads or gains on any investment, (v) hedge the interest rate or currency exchange rate on any liability or asset, (vi) protect against any increase in the price of any securities Mangrove anticipates purchasing at a later date or (vii) for any other reason that Mangrove deems appropriate. Mangrove is not required to hedge portfolio positions and may determine not to do so. Furthermore, Mangrove may not anticipate a particular risk so as to hedge against it. While Mangrove may enter into hedging transactions to seek to reduce risk, such transactions may result in a poorer overall performance for the Funds than if it had not engaged in any such hedging transaction.

- Loans of Portfolio Securities. The Funds may lend their portfolio securities. In the event of the bankruptcy of the other party to a securities loan, the Funds could experience delays in recovering the loaned securities. The Funds could experience a loss if such securities are not recovered.

- Counterparty Creditworthiness. The Funds may engage in transactions in securities and other financial instruments that may involve counterparties, and no counterparty exposure limits have been imposed on these transactions. Any nonperformance, whether due to insolvency, bankruptcy or other causes, could subject the Funds to substantial losses.

- Non-U.S. Investments. The Funds may invest in securities and other financial instruments on markets located outside the United States. Such investments require consideration of certain risks not typically associated with investing in securities or other financial instruments traded in the United States, including, without limitation, unfavorable currency exchange rate developments, restrictions on repatriation of investment income and capital, imposition of exchange control regulation, confiscatory taxation and economic or political instability in foreign nations. Liquidity and trading costs can vary significantly over time and across markets, particularly in emerging market countries. Non-U.S. trading costs generally are higher than in the United States. Non-U.S. settlement procedures and trade regulations may involve certain risks (such as delay in payment or delivery of securities or in the recovery of assets held abroad) and expenses not present in the settlement of domestic investments. In addition, legal remedies available to investors in certain foreign countries may be more limited than those available to investors in the United States or in other foreign countries. The laws of some foreign countries may limit the ability to invest in, or repatriate investments in, non-U.S. securities or other financial instruments. In addition, there may be less publicly available information about certain non-U.S. companies than would be the case for comparable companies in the United States, and certain non-U.S. companies may not be subject to accounting, auditing and financial reporting standards and requirements comparable to or as uniform as those of U.S. companies.

- American Depositary Receipt and Global Depositary Receipt Securities. The Funds may invest in sponsored or unsponsored American Depositary Receipts and Global Depositary Receipts typically issued by a bank or trust company which evidence ownership of underlying Securities issued by a corporation. Generally, Depositary Receipts in registered form are designed for use in the U.S. Securities market and Depositary Receipts in bearer form are designed for use in Securities markets outside the United States. Depositary Receipts may not necessarily be denominated in the same currency as the underlying Securities into which they may be converted. Depositary Receipts may be issued pursuant to sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its Securities trade in the form of Depositary Receipts. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program. Accordingly, there may be less information available regarding issuers of Securities' underlying unsponsored programs and there may not be a correlation between such information and the market value of the Depositary Receipts.

- Currency Risk. The Funds may make investments denominated in one or more currencies other than U.S. Dollars. Mangrove may, to the degree it deems appropriate, cause the Funds to enter into arrangements in an attempt to hedge the exposure to significant currency fluctuations between the U.S. Dollar and the applicable currency or currencies. Such arrangements may subject the Funds to additional transaction costs. However, price movements of currencies are difficult to predict accurately because they are influenced by, among other things, changing supply and demand relationships; governmental, trade, fiscal, monetary and exchange control programs and policies; national and international political and economic events; and changes in interest rates. Governments from time to time intervene in certain markets in order to influence prices directly. Accordingly, Mangrove cannot guarantee that it will be successful in accurately predicting currency price and interest rate movements, and there can be no assurance that the hedging arrangements, if any, entered into on behalf of the Funds will be sufficient to address all currency risks.

- Frequency of Trading. Some of the strategies and techniques employed by the Funds are based on short-term market considerations, which may require frequent trades to take place. The portfolio turnover rate of those investments may be significant, potentially involving substantial brokerage fees and commissions. As a consequence, portfolio turnover and brokerage commissions may be greater than for other investment entities of similar size.

- Illiquid Investments. Investments made by the Funds may be illiquid and, consequently, the Funds may not be able to sell such investments at prices that reflect Mangrove's assessment of the value or the amount paid for such investments by the Funds.

- Designated Investments. The Funds may at any time invest a portion of their assets in securities or other financial instruments that Mangrove determines are difficult to value and/or not readily marketable, or should be held until the resolution of a special event or circumstance. Mangrove may elect to place such security or other financial instrument in a separate special account (a "DI Account") of the pertinent Fund (each, a "Designated Investment"). In general, an Investor will not be able to withdraw portions of the Investor's capital account attributable to an interest in a DI Account until the relevant Designated Investment becomes liquid or is sold or otherwise disposed of by Mangrove.

Item 9: Disciplinary Information

Mangrove has no legal or disciplinary events to report that would impact the evaluation of a client or prospective client (or Investor) of Mangrove's advisory business or the integrity of our management.

Item 10: Other Financial Industry Activities and Affiliations

Mangrove and its employees do not have any relationships or arrangements with any affiliated entities or other financial services companies that pose material conflicts of interest with clients.

Any persons acting on behalf of Mangrove Capital are subject to the supervision and control of Mangrove in connection with any investment advisory activities. In accordance with SEC guidance, Mangrove Capital is registered as an investment adviser in reliance on the Form ADV filed by Mangrove.

Item 11: Code of Ethics, Participation or Interest in Client Transactions and Personal Trading

Code of Ethics; Personal Trading

Mangrove has a written Code of Ethics (the "Code") describing its high standards of business integrity and fiduciary duty to clients. The Code sets out basic principles to guide the officers and employees of Mangrove in discharging their duties for Mangrove. The objective of the Code is to deter wrongdoing and to promote, among other things: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (2) full, fair, accurate, timely and understandable disclosure in all public communications made by Mangrove, (3) compliance with applicable laws, rules and regulations, (4) prompt internal reporting of violations of the Code, and (5) accountability for adherence to the Code. The Code includes policies and procedures related to personal securities transactions by officers and employees considered to be "access persons." The officers and employees of Mangrove or its affiliates and their household members may invest in securities for their own accounts, or the accounts of foundations or trusts for which they are fiduciaries, subject to restrictions and reporting requirements as may be required by law or otherwise determined by the Code. Additionally, individual representatives of Mangrove or its affiliates may serve on the board of directors of one or more entities in which a Fund invests, subject to restrictions and reporting requirements as may be required by law or otherwise determined by the Code.

Mangrove will provide a copy of the Code to any client or prospective client upon request. A copy of the Code of Ethics may be obtained by sending an email to compliance@MangrovePartners.com or by phoning us at (212) 897-9535.

Principal and Cross Transactions

A principal transaction occurs when an investment adviser, acting for its own account (or the account of an affiliate) buys a security from, or sells a security to, a client's account. Except in rare circumstances and only when acting in the best interests of the Funds, it is Mangrove's policy not to engage in any principal transactions for the Funds. Moreover, Mangrove will conduct all principal transactions, if any, according to the disclosure and client consent requirements of Section 206(3) of the Advisers Act. The precise application of these disclosure and consent requirements may depend on the transaction.

Mangrove may determine that it is in the best interests of the Funds to transfer a security from one Fund to the other for tax purposes, liquidity purposes or to reduce transaction costs that may arise in an open market transaction (a "Cross Trade"). Cross Trades, which may or may not constitute principal trades, will be conducted in accordance with Mangrove's fiduciary responsibility to each Fund, must be in the best interest of each Fund and must be consistent with Mangrove's duty to seek best execution. Mangrove will rely on its valuation procedures to determine the appropriate price to effect the transaction. Mangrove will monitor the percentage of ownership in each of the Funds held directly or indirectly by Mangrove and its affiliates in order to identify any potential principal trading issues.

Item 12: Brokerage Practices

Best Execution

In general, securities transactions for the Funds are executed through brokers which in all cases are selected by Mangrove in its sole discretion and without the consent of the Funds. In placing securities transactions, Mangrove will seek to obtain the best execution for the Funds, taking into account the following factors: the ability to effect prompt and reliable executions at favorable prices (including the applicable dealer spread or commission, if any); the operational efficiency with which transactions are effected and the efficiency of error resolution, taking into account the size of order and difficulty of execution; the financial strength, integrity and stability of the broker; special execution capabilities; clearance; settlement; reputation; on-line pricing; block trading and block positioning capabilities; willingness to execute related or unrelated difficult transactions in the future; order of call; on-line access to computerized data regarding clients' accounts; performance measurement data; the quality, comprehensiveness and frequency of available research and related services considered to be of value; the availability of stocks to borrow for short trades; and the competitiveness of commission rates in comparison with other brokers satisfying Mangrove's other selection criteria.

Soft Dollar Benefits

The Funds may bear, via soft dollar payments, the costs of certain benefits or services received by the Funds or by Mangrove and its affiliates. In the event Mangrove elects to use soft dollars for payment of all or a portion of the Funds', Mangrove's or Mangrove Capital's administrative costs and expenses of operation, such uses of soft dollars may not be within the safe harbor afforded by Section 28(e) of the Securities Exchange Act of 1934 (the "Exchange Act"). However, Mangrove considers its choice of execution brokers and use of "soft dollars" in the context of best execution.

To the extent Mangrove engages in any "soft dollar" arrangements, research and/or other services or products obtained with soft dollars generated by one Fund's transactional activity may be used by Mangrove to service another Fund. Mangrove also may have an incentive to select a broker-dealer based on its interest in receiving the research or other products or services, rather than on the Funds' interest in receiving most favorable execution. Mangrove also may use broker-dealers with which it does not have soft dollar arrangements. Mangrove may receive and use research provided by these broker-dealers.

Referral of Investors and Sales Charges

Mangrove may also direct brokerage business to brokers who refer prospective investors to the Funds. Because such referrals, if any, are likely to benefit Mangrove, Mangrove Capital and/or their respective affiliates but will provide an insignificant (if any) benefit to the Investors, Mangrove will have a conflict of interest with the Funds when allocating brokerage business to a broker who has referred investors to the Funds. To prevent brokerage commissions from being used to pay investor referral fees, Mangrove will not allocate brokerage business to a referring broker unless Mangrove determines in good faith that the commissions payable to such broker are reasonable in relation to those available from non-referring brokers offering services of substantially equal value to the Funds.

Allocation of Investment Opportunities

In general, investments are allocated initially to the Cayman Master, which is owned by the US Feeder and the Cayman Feeder. As a result, the US Feeder and the Cayman Feeder realize an allocation of investments relative to their ownership of the Cayman Master. However, in order to achieve certain tax, regulatory and administrative efficiencies, each of the US Feeder or the Cayman Feeder may acquire investments directly or through direct interests in acquisition vehicles.

Aggregation of Orders

Mangrove may, but is not required to, aggregate sales and purchase orders of securities being made simultaneously for more than one Fund, if, in Mangrove's reasonable judgment, such aggregation will result in an overall economic benefit to each of the Funds.

Trade Errors

Mangrove on occasion may experience errors with respect to trades made on behalf of the Funds. Mangrove attempts to minimize trade errors by promptly reconciling trade confirmations, trade tickets and other pertinent documents. If trade errors do occur, they are for the account of the Fund unless they are the result of Mangrove's or its personnel's willful misconduct, bad faith or gross negligence or as otherwise provided in the governing documents of the Fund.

Item 13: Review of Accounts

Reviews

Mangrove's portfolio manager reviews and monitors the portfolios and aggregate portfolio risk exposures of the Funds' investments with such frequency as the portfolio manager deems necessary or appropriate. Such review may involve an examination of the current market value of portfolio investments, developments in portfolio companies, recent transactions and other factors affecting investment decisions with respect to the portfolio. Mangrove's portfolio manager also considers the liquidity requirements of the Funds and is informed of the margin requirements at the various counterparties. The Chief Compliance Officer or his designee regularly reviews positions and transactions for compliance with regulatory requirements.

Mangrove's operations team works to ensure that each trade is reconciled with the appropriate broker-dealer on a timely basis, and communicates with the Funds' third-party administrator, who independently maintains the official records for the Funds and reconciles positions and activity. The operations team monitors and communicates with custodians, brokers and the administrator to detect and resolve trade breaks, improper allocations, or other potential trade errors.

Reporting

Investors in each Fund receive (i) annual financial statements of the Fund audited by an independent certified public accounting firm and (ii) quarterly investment letters which typically include commentary about performance and various metrics of exposures and performance.

Item 14: Client Referrals and Other Compensation

Mangrove has no arrangements whereby a party who is not a client compensates or otherwise provides an economic benefit to Mangrove for providing services to clients. Mangrove does not compensate any person for client referrals.

Item 15: Custody

Mangrove does have access to cash and securities in the Funds, along with the authority to perform various acts that may be deemed to result in custody, as defined under Rule 206(4)-2 of the Advisers Act. Furthermore, Mangrove Capital, as general partner of the US Feeder, is deemed to have custody of the assets of that Fund. Fund investors do not receive account statements from the custodian; rather, the Funds are subject to an annual audit (in accordance with US GAAP) by an independent public accounting firm that is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board. The audited financial statements are distributed to each Fund investor within 120 days of the Funds' fiscal year end.

Item 16: Investment Discretion

Mangrove has discretionary authority to manage the assets of each Fund. This discretionary authority is conferred to Mangrove pursuant to an investment management agreement between Mangrove and each respective Fund (the "Investment Management Agreement"). The Investment Management Agreement provides that Mangrove has complete discretion regarding the investment of a Funds' assets in accordance with the investment objectives, policies and parameters set forth in the applicable offering documents of each Fund.

Item 17: Voting Client Securities

Mangrove has the authority to vote proxies for securities held in the Funds' portfolio. Mangrove's proxy voting policy was adopted in accordance with SEC Rule 206(4)-6 and calls for it to exercise its duty of care and loyalty to its Investors when it votes proxies. Mangrove generally will not vote proxies in situations where it holds an immaterial position (less than or equal to 1% of outstanding voting equity), or when Mangrove receives a proxy for a security which it no longer holds in the portfolio of any of the Funds. Non-routine matters will be voted on a case-by-case basis, given the complexity of many of these issues.

Investors in the Funds may not direct Mangrove's vote in any proxy solicitation. All conflicts of interest between Mangrove and the Funds that may arise in regard to a particular proxy will be resolved in favor of the Funds.

Investors may obtain a copy of Mangrove's complete proxy voting policies and procedures upon request. Investors may also obtain information from Mangrove about how it voted particular proxies on behalf of the Fund in which they are invested. Please contact Mangrove at (212) 897-9535 or via email at compliance@MangrovePartners.com for such information.

Item 18: Financial Information

Mangrove does not require or solicit prepayment of any fees six months or more in advance, is not aware of any financial condition that is reasonably likely to impair its ability to meet contractual commitments to its clients, and has not been the subject of a bankruptcy petition at any time.